The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 8282)

ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF
CORPORATE COMMUNICATION

The Company is, in accordance with Rules 16.04A and 16.04B of the GEM Listing
Rules, making arrangements to ascertain the wishes of Shareholders in relation to the means of receipt (in printed form or by electronic means) and the choice of language of future Corporate Communication.

INTRODUCTION

In order to save costs both for the benefit of the Shareholders and for environment protection reasons, the Company is making or will make the following arrangements to seek Shareholders’ election in relation to the means of receipt (in printed form or by electronic means) and the choice of language of future Corporate Communication.

PROPOSED ARRANGEMENTS

In accordance with Rules 16.04A and 16.04B of the GEM Listing Rules, the Company has made and will make the following arrangements which are permitted under all applicable laws and regulations and the Company’s Memorandum and Articles of Association:

1.	The Company will send a letter (the “First Letter”) on the same day as this announcement is published together with a pre-paid reply slip (the “Reply Slip”), in both English and Chinese, to Shareholders to enable them to select to receive future Corporate Communication: (i) in printed form, the English version only, the Chinese version only, or both English and Chinese versions; or (ii) by electronic means through the Company’s website () (“Website Version”). If a Shareholder elects the Website Version, he may further choose either (a) to receive a printed copy of the relevant notification of the publication of the Corporate Communication on the Company’s website (the “Notice”) or (b) to rely on the Notice posted on the Company’s website in lieu of receiving a printed copy. The First Letter will explain if no reply is received from Shareholders by 16 February 2007, the following arrangements will apply:

*	only the printed Chinese version of the Corporate Communication will be sent to all Hong Kong Shareholders who are natural persons with a Chinese name; and

*	only the printed English version of the Corporate Communication will be sent to all overseas Shareholders and all Hong Kong Shareholders other than natural persons with a Chinese name.

Whether a Shareholder is a Hong Kong or an overseas Shareholder will be determined by the address of that Shareholder appearing on the Company’s Register of Members.

2.	The Company will send the selected language version(s) of the Corporate Communication to the Shareholders who have chosen to receive the Corporate Communication in printed form unless and until they notify the Company’s Share Registrar in writing that they wish to receive the Corporate Communication in other (or both) language(s) or by electronic means.

3.	With respect to those Shareholders who have chosen Website Version and who for any reason have difficulty in receiving or gaining access to the Corporate Communication, they will promptly upon request be sent a printed form free of charge.

4.	When the Corporate Communication is sent out according to the arrangements set out in paragraphs 1 and 2 above, a letter, together with a pre-paid request slip (the “Second Letter”) in both English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Corporate Communication, stating that the Corporate Communication prepared in other language will be available upon request. Shareholders are entitled at any time by reasonable notice in writing to the Company’s Share Registrar to change their choice of language and means of receipt of Corporate Communication.

5.	With respect to future Shareholders, the Company will send both language versions of the Corporate Communication in printed form to such Shareholders together with a letter enclosing a reply slip for choosing the means of receipt and the choice of language of Corporate Communication. If no reply is received from such future Shareholders, the arrangements set out in paragraph 1 above will be applied.

6.	Both English and Chinese versions of the Corporate Communication in an accessible format will be available on the Company’s website at www.tom.com. A copy in electronic format in both languages will also be submitted to the Stock Exchange in accordance with the publication requirements of Chapter 16 of the GEM Listing Rules.

7.	The Company is providing a dial-up hotline service (Tel: (852) 2862 8555) to enable Shareholders to make enquiry of the Company’s proposed arrangements.

8.	The First Letter and Second Letter will mention that both languages of the Corporate Communication will be available on the Company’s website and that the dial-up hotline service has been provided as mentioned in paragraphs 6 and 7 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Company”	means TOM Online Inc.

“Corporate Communication”	means any document issued or to be issued by the Company for the information or action of Shareholders as defined in Rule 1.01 of the GEM Listing Rules

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on GEM

“Share Registrar”	means Computershare Hong Kong Investor Services Limited

“Shareholders”	means the registered holders of shares of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

By Order of the Board TOM ONLINE INC. Pessy Yu Company Secretary

Hong Kong, 16 January 2007

As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors: Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman) Mr. Gordon Kwong

Mr. Jay Chang Ms. Tommei Tong (Vice Chairman) Mr. Ma Wei Hua

Mr. Peter Schloss Ms. Elaine Feng Mr. Fan Tai	Ms. Angela MakDr. Lo Ka Shui Alternate director:
Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

• for identification purpose